Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC ENVIRONMENTAL SOLUTIONS INC.

November 24, 2006

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2005.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the twelve months ended December 31, 2005.

Company Overview

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is a technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of applications of its patented sonic generator and related technologies in environmental and industrial processes. Sonic’s business strategy is to develop and commercialize processes that benefit or rely on the low frequency sonic energy generated by Sonic’s industrial scale sonic generators, hereinafter referred to as a “Sonoprocess” (a chemical, biological or physical process enhanced or enabled by sonic energy). With this competitive advantage the Company also takes advantage of the commercial synergies of related technologies and operations.

To date the Company has focused primarily on the commercialization of Sonoprocess applications in the environmental sector and has also established operations in Canada based in Ontario. Sonic has developed and patented a de-chlorination Sonoprocess and has taken this Sonoprocess to full scale operation for the treatment of Polychlorinated Biphenyl (“PCB”) contaminated soils and wastes. This de-chlorination Sonoprocess renders the PCB non-toxic. In conjunction with its PCB Sonoprocess the Company also operates the Terra-Kleen solvent extraction technology which removes the PCB from the soil and leaves it in a concentrate feed for the PCB Sonoprocess. The Company undertakes site remediation projects with these processes (the “Sonic Treatment System”) through its Environmental Services Division, with operations in western Canada, Ontario and California.

To date the Company has accomplished the following milestones in building the Company’s Environmental Services Division:

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Regulatory Approval. The Company is approved to deploy part or all of the Sonic Treatment System in British Columbia and Ontario. The Sonic Treatment System is also partly exempted from requiring regulatory approval by the EPA in the USA. The extraction part of the Sonic Treatment System is also approved in Japan through a licencee Mitsubishi and in Victoria, Australia through a licencee Veolia.

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Contaminated Site Projects. The Company secured its first project with Juker Holdings for the remediation and removal of up to 3000 tonnes of PCB contaminated soil which had been contained on the site. The first 1100 tonnes was treated using only Sonic’s de- chlorination Sonoprocess before treatment of a further 1500 tonnes using the integrated Sonic Treatment System with an extraction stage prior to the de-chlorination. The Company has also commenced treatment of a site in the Greater Toronto Area (GTA) for up to 2500 tonnes of contaminated soil and was awarded a further project in the Sault Ste. Marie area.

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Remediation Facilities. Sonic engineered and constructed its first full-scale, mobile de- chlorination Sonoprocess facility in 2005 and subsequently tested, commissioned and deployed it at the Juker Holdings site. The Sonoprocess underwent continuous improvement before integration with the Terra-Kleen extraction process in 2006 as a pre- Sonoprocess stage. The Company is also utilizing a second treatment facility in Ontario commencing with the extraction stage.

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Environmental Operations. The Company established an office in San Diego, USA through the acquisition of Terra-Kleen and now has a 13 year track record of operations with EPA recognition, including a regulatory exemption from the EPA treatment technology regulatory approval process. The Company recently established offices in Ontario to direct all Canadian sales and project management.

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International Operating Partners. Sonic works with established operating partners in the environmental sector. The extraction stage of the Sonic Treatment System have been licensed to Mitsubishi Heavy Industries Ltd. (“MHI”) in Japan and to Veolia Environmental Services (“Veolia”) in Australia. Sonic is in discussions with operating partners in other major target markets such as Europe and South America. In Canada the Company is working more directly on opportunities with logistics partners.

The Company’s vision is to establish and continue its role as the Sonoprocess leader. The Company intends to apply the technology to other industry sectors, such as the oil sands sector, which are critically reliant on process technologies. In order to carry out this vision management will:

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Build on the strengths of the Company’s environmental Sonoprocess operations by establishing international joint ventures and licensees for the Sonic Treatment System with established environmental remediation companies. Where possible, this accelerates market access and reduces business development costs.

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Seek and evaluate opportunities for acquisitions, joint ventures or partnerships in the environmental industry to leverage the international networks and relationships which it has established. This is expected to see Sonic expand and diversify direct environmental operations in Canada through niche markets where the Company can gain a technical advantage.

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Prioritize, develop and commercialize additional Sonoprocess applications based on the size of market opportunities and the added value to business units for these markets – i.e. where there is market pull. This will be accomplished with the involvement or collaboration of established industry partners. The Company is investigating the potential of using sonic generator technology in the Alberta oil sands.

Sonic’s Board of Directors will monitor the performance of management against the following criteria:

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Growth of the Company’s North American business in the environmental sector as measured by the volume of remediated PCB contaminated soil treated, operating gross margins and total revenue generated from all related business.

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Geographical market expansion of environmental Sonoprocess and other proprietary technologies on a global scale through joint ventures, license agreements, marketing agreements or direct operations, as recognized by the number of such operations and the net contribution to earnings.

-	Development of further Sonoprocess business opportunities and strengthening of the Company’s intellectual property assets.

Sonic has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

-	Key experienced additions to meet the operational growth objectives of the Company.
-	Strengthening and expanding the technical and business advisory boards of the Company.
-	Strategic additions to the Board of Directors that directly assist the Company in meeting growth and operational objectives.

Third Quarter Highlights

Sonic has focused on sales and marketing within North America and in building the operations of its Environmental Services Division in Canada and its licencee, Veolia, in Australia. To ensure that the Company has sufficient resources for expansion of operations (working capital and capital equipment) considerable effort was devoted in the quarter to securing additional investment in the Company.

Operations at the Company’s first project at the Juker Holdings site in Delta, B.C. were substantially completed in the quarter following integration of the Terra-Kleen process into the operations to gain operating experience. A further 1500 tonnes of highly contaminated PCB soil was treated and removed from the site. The remaining 300 to 400 tonnes of soil is currently being completed. The Company has now renewed its GVRD air emissions permit and this will allow completion of the Sonoprocess operations and demobilization.

Following completion of the first phase of the Company’s PCB remediation project at a site in the Greater Toronto Area (the GTA site) the Company mobilized a full extraction stage of the Sonic Treatment System and commenced operations to treat up to 2500 tonnes of contaminated soil. The first phase involved the treatment of approximately 75 tonnes of contaminated soil and was a requirement of the contract prior to full deployment of its mobile remediation system. The project is a brownfield industrial site with varying levels of PCB contamination up to 20,000 ppm. Sonic has successfully treated the PCB contaminated soil to target levels as required by the province of Ontario’s Ministry of the Environment in the first phase.

The company’s Australian licencee, Veolia continued its first site remediation project in Melbourne, Australia. Veolia has licensed Sonic’s Terra-Kleen extraction process for use at site remediation projects throughout Australia. Sonic provided Veolia with on-site training and support and Veolia is ramping up sales efforts to secure follow-on projects.

Sonic’s subsidiary, Contech PCB Containment Technology Inc., completed the removal and destruction of over 30,000 kilograms of electrical components containing PCB from a Canadian naval vessel.

During the quarter, sales and marketing efforts were also largely focused on opportunities in Eastern Canada, and project or licence opportunities in Europe, Japan and Asia.

During the quarter, Sonic was audited by the Minister of Finance in relation to the British Columbia Social Service Tax. As a result of the audit, the Company has received an assessment. An amount of $278,329 has been accrued in relation to this assessment. The majority of the assessment relates to manufacturing at the Sonoprocess Plant located in Delta, British Columbia. The Company is contesting the assessment.

Subsequent to the end of the quarter, Sonic entered into a contract with an international consulting and remediation company. The contract is to provide on-site remediation services at a site in Sault Ste. Marie, Ontario.

Subsequent to the end of the quarter, Sonic closed a private placement issuing 6,670,000 special warrants (“Special Warrants”) at a price of $0.50 per unit for gross proceeds of $3,335,000. Each Special Warrant will be exercisable to acquire one common share and one common share purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase one common share at a price of $0.70 for 24 months from the closing date of the Special Warrant offering. The Warrants are subject to an acceleration clause whereby if the closing trading price of the Company’s common shares is $1.40 or more for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the Warrants within 30 days of formal notice from the Company.

As part of the private placement the Company paid a commission equal to 7.5% of the gross proceeds raised from the private placement ($250,125) and issued agents’ special warrants to purchase common shares equal to 7.5% of the Special Warrants sold under the offering (500,250). The agents’ special warrants will be exercisable at a price of $.70 per share for 24 months from the closing date of the Special Warrant offering.

Upon exercise of the Special Warrants, the holdings of one of the participants in the financing will increase to greater than 20% of the issued and outstanding common shares of the Company. Therefore, $1,375,087.50 of the gross proceeds will be held in escrow pending approval by the Company’s disinterested shareholders.

Sonic has agreed to use its best efforts to file and obtain a receipt for a prospectus to qualify the distribution of the common shares and Warrants underlying the Special Warrants as soon as possible. If the prospectus has not been cleared by the applicable securities regulatory authorities by December 15, 2006, the Special Warrants will entitle the holders to acquire 1.1 common shares and 1.1 Warrants on exercise of each Special Warrant. The Special Warrants will automatically be exercised on the date that is the earlier of (a) one business day after the date the receipts for the prospectus have been issued by the applicable securities regulatory authorities and (b) the date that is four months and one day after the closing of the offering.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at November 24, 2006. For additional detail, see Note 11 to the financial statements for the nine months ended September 30, 2006.

At November 24, 2006	Number Outstanding
Common shares	23,256,734
Special Warrants	6,670,000
Options to Purchase Common Shares	3,347,000
Warrants to Purchase Common Shares	2,503,611

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and related costs for the periods ended December 31, 2005, December 31, 2004, and December 31, 2003. During 2003 the Company’s year end was changed from January 31st to December 31st.

	December 31,	December 31,	December 31,
	2005	2004	2003

Total revenues	$1,114,439	$1,093,387	$87,225
Loss before discontinued operations
and extraordinary items	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Loss for the period	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Total assets	$10,303,680	9,906,729	$8,282,676
Total long-term financial liabilities	$1,001,713	-	-
Cash dividends declared	Nil	Nil	Nil

The Company focused on its strategy to commercialize and deploy its technology during 2004 and 2005. This included the hiring of additional management, increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity and the write down of Plant Two, (see Note 4 in the Financial Statements) losses were $6,106,741 (December 2004 - $2,256,602, December 2003 - $1,178,505). The Company received $738,738 upon the exercise of warrants during 2005 and $312,750 with the exercise of options. The change in assets to $10,303,680 (December 2004 - $9,906,729) is mainly attributable to the continued investments in property, plant and equipment of $1,228,551 (December 2004 - $1,864,567), deferred development costs of $2,544,321 (December 2004 - $411,646) (this includes the acquisition of Terra-Kleen) and patent costs of $46,603 (December 2004 - $67,443).

Results of Operations

	Nine months ended		Three months ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
REVENUE	$1,175,954	$881,925	$425,052	$289,661
OPERATING COSTS	$1,947,193	$1,374,461	$859,238	$742,735
EXPENSES
Advertising	$109,027	$110,927	$27,785	$30,086
Amortization of deferred development costs	$267,978	$35,221	$89,325	$26,535
Amortization of property, plant and equipment	$477,122	$181,042	$162,295	$114,943
Automobile	$60,884	$54,368	$22,689	$19,140
Bank charges and interest	$2,397	$978	$750	$319
Consulting	$634	$2,600	($4)	-
Insurance	$113,876	$108,197	$33,365	$39,941
Legal and accounting	$233,138	$175,348	$67,108	$47,004
Office, postage and printing	$63,164	$97,660	$21,337	$47,888
Rent	$174,014	$137,376	$56,638	$45,759
Research and development	$58,257	$23,608	$30,061	$6,705
Salaries and wages	$1,137,745	$883,321	$345,167	$301,107
Salaries and wages - stock compensation	$381,978	$708,924	$134,957	$210,058
Shareholder relations	$40,364	$49,017	$5,479	$2,842
Shareholder relations - stock compensation	$49,032	$12,568	$9,402	$4,403
Telephone and utilities	$55,709	$56,631	$16,811	$19,488
Trade shows	$17,042	$34,187	$840	$2,131
Transfer agent, regulatory fees	$31,148	$30,116	$11,726	$16,036
Travel and promotion	$169,247	$326,644	$46,309	$68,853
Earn-out payment with respect to Terra-Kleen acquisition	127,652	-	127,652	-
TOTAL EXPENSES	$3,570,408	$3,028,733	$1,209,692	$1,003,238
Interest Income (Expense)	($139,031)	$50,881	($66,884)	$10,166
Write down of equipment	(233,174)	-	($233,174)	-
Provision for income tax	$3,963	-	($1,927)	-
Foreign exchange gain/(loss)	($10,435)	-	($1,674)	-
LOSS FOR THE PERIOD	($4,720,324)	($3,470,388)	($1,947,537)	($1,446,146)

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues were attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues were attributable to its first two commercial contracts.

Total revenue for the three and nine months ended September 30, 2006 was $425,052 and $1,175,954, respectively, as compared to $289,661 and $881,925 for the same periods in 2005. The increase is attributable to an increase in revenues for the PCB collection and disposal as well as the new project started in the Greater Toronto Area. Revenues from PCB collection and disposal for the nine months ended September 30, 2006 were $469,046 (2005 – $320,471). Revenue from the soil remediation process was $706,908 (2005 - $561,454). The September 30, 2006 interim consolidated financial statements recognize the full estimated loss for the project to completion as required by Canadian GAAP.

Operating costs for the three and nine months ended September 30, 2006 were $859,238 and $1,947,193, respectively, as compared to $742,735 and $1,374,461 for the same periods in 2005. Costs have increased, in part, in relation to the increase in revenues and also in part due to the completion of the Company’s first commercialized project.

General Expenses

The general overhead expenses for the three and nine months ended September 30, 2006 were $1,947,537 and $4,720,324 as compared to $1,446,146 and $3,470,388 in 2005. Management has reduced some general operating costs, such as office expenses, travel and trade shows, other costs such as legal and accounting, research and development, and rent have increased. These increases can be attributable to the acquisition of Terra-Kleen as well as the growth of key personnel in Eastern Canada.

The specific components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

During the third quarter, Sonic engaged the services of the investor relations firm Cavalcanti Hume Funfer Inc. (“CHF”). The monthly fee payable by Sonic to CHF is $7,500 per month. During the period Sonic granted CHF options to purchase 335,000 common shares at a price of $1.00 per share. These options will vest in accordance with Sonic’s share option plan. Sonic has recorded a stock compensation expense with respect to these options.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment and deferred development costs. The increase in amortization over the same time in 2005, is attributable to the amortization of plant equipment based on usage as well as the acquisition of Terra-Kleen and the amortization of their capital equipment.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses.

Sonic has entered into five vehicle leases and pays an automobile allowance to a senior officer. Automobile expenses include costs for lease payments, insurance, maintenance and mileage for employees.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

For the nine month period, the increase of costs over the same time period in 2005 is primarily attributable to the increase in capital assets due to the manufacturing of Sonic’s first commercialized plant as well as the acquisition of Terra-Kleen and their associated assets and operations in the United States. Sonic renewed their insurance during the second quarter and a slight decrease is reflected over the remainder of the year.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisitions and financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic anticipates that its legal and accounting costs will remain at this level as Sonic is now a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements and Form 20-F with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia, Contech’s facility in Richmond, British Columbia and the US Subsidiary’s facilities in San Diego, California and Fayetteville, North Carolina.

Sonic’s head office lease payments commenced January 1, 2005. Sonic received a tenant improvement allowance at the new premises. This allowance has been set up as a liability, long-term with the current portion shown separate, to be amortized as a reduction to the rent expense over the five-year life of the lease. Rent will increase each quarter in 2006 over 2005 due to the acquisition of Terra-Kleen and maintaining their US facilities.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess.

The increase in 2006 over 2005 for both the three and nine months ending is attributable to the development work associated with the Oil Sands.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, Contech and Sonic Corp. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The increase in salaries and wages over 2005 is attributable to the additional employees hired by the Company in the latter part of 2005 and the first quarter of 2006. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and subsequent annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations.

Earn-out payment per the Terra-Kleen acquisition

The payment is equal to fifty percent of all revenue generated by the Company’s technology. (Refer to Note 9 iii in the notes to the Financial Statements)

Interest Expense

Sonic’s interest expense is attributable to interest expenses less the interest earned on Sonic’s liquid investments, including cash and cash equivalents.

The significant decrease in interest income over 2005 is attributable the issuance of debentures at the end of 2005 and their associated interest expense. Each quarter in 2006 will be significantly greater than 2005. In addition, for the three months ending September 30, 2006, interest has been accrued in relation to the assessment associated with the British Columbia Social Service Tax.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

RELATED PARTY TRANSACTIONS

During the current period, salaries of $394,536 (September 30, 2005 - $330,000) were paid or accrued to directors and officers.

At the end of the third quarter, $135,254 (December 31, 2005 - $19,637) was owing to directors, officers and related entities. Of this, $7,602 is non-interest bearing, has no specific terms of repayment and was incurred in the normal course of operations. The balance of $127,652 is in relation to the total consideration payable for the acquisition of Terra-Kleen as noted in Note 9(iii).

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total	Loss for the	Loss per
	revenues	period	share -
	(including		basic and
	interest)		diluted
September 30, 2006	$425,052	$1,947,537	$0.09
June 30, 2006	$507,328	$1,284,800	$0.06
March 31, 2006	$243,574	$1,487,987	$0.09
December 31, 2005	$222,167	$2,636,353	$0.17
September 30, 2005	$299,827	$1,446,146	$0.08
June 30, 2005	$325,199	$1,183,456	$0.07
March 31, 2005	$307,780	$840,786	$0.05
December 31, 2004	$774,836	$590,153	$0.03

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $457,161 at September 30, 2006, compared with $1,216,933 at December 31, 2005.

Subsequent to the end of the period, the Company completed a financing as discussed previously. This resulted in a working capital balance of approximately $2.8 million once all funds are released from escrow. The Company currently contemplates this balance to be sufficient to meet the near term objectives of the Environmental Services Division.

Cash and Cash Equivalents

Sonic had cash of $472,050 at September 30, 2006 compared to cash of $1,952,988 at December 31, 2005. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

During the third quarter, cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities increased to $1,532,026 for the period ending September 30, 2006 compared to $1,034,990 in 2005.

For the nine months ended, September 30, 2006, cash used in operating activities increased to $3,535,862 compared to $3,091,492 for the nine months ending September 30, 2005.

Cash Used in Investing Activities

During the third quarter, Sonic used $85,457 of cash in investing activities compared to $84,291 in 2005. Cash used in investing activities included $73,326 for property, plant and equipment, and $12,131 of patent maintenance costs.

Sonic used $272,366 in investing activities for the nine months ending September 30, 2006 compared with $2,180,728 in 2005.

Cash Generated by Financing Activities

Cash generated by financing activities during the third quarter were nil. For the nine months ended September 30, 2006, Sonic generated $2,327,290 from financing activities. This included the issuance of shares during the first quarter of 2,797,223 units for cash proceeds of $2,517,500, less issuance costs of $142,060 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement, the Company paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

Other financing activities during the nine month period included the exercising of previously outstanding options. 20,000 options were exercised for cash proceeds of $10,000.

Subsequent to the end of the quarter, the Company closed a private placement issuing 6,670,000 Special Warrants at a price of $0.50 per Special Warrant for gross proceeds of $3,335,000 (with a portion held in escrow) as discussed in the third quarter highlights.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to recover the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate positive cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the end of September 30, 2006, Sonic had 3,347,000 stock options and 2,503,611 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.50 per share. The outstanding warrants have a weighted average exercise price of $1.73 per share. Accordingly, as at September 30, 2006, the outstanding options and warrants represented a total of 5,850,611 shares issuable for a maximum of $7,693,700 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. In addition, Sonic Environmental Solutions Corp. has a twelve month lease for its facility in San Diego to January 31, 2007. The future lease obligations are as follows:

Amount

2006	$50,554
2007	$137,949
2008	$127,315
2009	$126,903

Certain management employment contracts have been entered into. On a go forward basis the employment obligations are as follows:

Amount

2006	$560,400
2007	$185,400
2008	$140,400

No other material commitments have been made to date.

Outlook

The Company is expanding operations in Ontario to meet demand for the Company’s remediation services in eastern Canada. Future projects are likely to require additional Sonic Treatment Facilities and the Company will explore plans to have a fixed base with operating remediation facilities also available for on-site remediation projects and serving as a regional receiving facility for smaller sites which cannot support on-site treatment. The Company expects to continue operations at existing projects with adjustments for winter conditions.

Now that the Company has successfully proven the viability of its core sonic generator technology, the Company is attracting interest from potential partners for other Sonoprocess applications, particularly in the oil and oil sands industry sectors. In 2007, the Company will allocate resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract an industry development partner. Work in the oil and gas sector is being advanced.

The operations of the Company will remain focused on commercialization of environmental technologies. New business development will be limited to environmental opportunities with direct synergies to our existing operations. The Company will focus its technology development efforts on new Sonoprocess opportunities.

Sonic will continue to focus on three key objectives:

-	Growth of environmental operations in North America through operating partnerships.
-	New International license or joint venture earnings from environmental technologies.
-	Technical and business development of new Sonoprocess opportunities in other process industries.

Business Risks

The risks associated with Sonic's business include:

Market Risk

Sonic's business plan contemplates that it enter into agreements to remediate PCB contaminated soil using its proprietary technologies. To date, the Company has secured three soil remediation contracts in Canada and operates licensing arrangements in Japan and Australia for the Terra-Kleen process. In order to generate revenue and be commercially successful as an enterprise, it is important that Sonic obtain additional soil remediation contracts. There is no assurance that the Company will be able to secure any additional contracts or otherwise generate revenues from soil remediation operations.

Technical Risk

Sonic has not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect the Company’s performance and operating costs. This uncertainty is particularly relevant in light of the recent integration of the Terra-Kleen process into our Sonoprocess operations with the objective of improving our overall PCB remediation capabilities. While the recently integrated operations at the Juker site have not resulted in any new substantive technical issues to date, there can be no assurance that the integration will ultimately be successful or that Sonic will otherwise avoid further technical difficulties that inhibit the efficient operation of Sonic's remediation operations. Factors that could increase costs of operation or decrease performance beyond that currently anticipated include higher than predicted rates of maintenance, unanticipated inefficiencies in operations and any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may also limit the application of Sonic's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation or prevent Sonic from completing its remediation projects.

Financial Risk

In 2005, the Company undertook a full scale soil remediation project in which it extracted and destroyed PCBs in soil to levels that met all required government regulations. However, Sonic is integrating the Terra-Kleen process into its operations and has otherwise not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect operating costs. Factors that could increase costs of operation beyond anticipated rates include unanticipated rates of maintenance, unanticipated inefficiencies in operations, any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may limit the application of the Company's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation, and ultimately reduce revenues.

Since operations commenced in 2000 the Company has operated on a start-up basis. Like most start-up companies, Sonic has consistently incurred losses. The Company is attempting to transition its business from a start-up model to one that is based substantially on revenue growth and potential profitability, but has not achieved that goal at this point. Sonic cannot guarantee that it will achieve profitability in the future, and a failure to do so will negatively impact the Company's share value.

Insurance Risk

Sonic's operations are governed by numerous laws and regulations at various levels of government. These laws and regulations regulate the operation and maintenance of facilities, the discharge of materials into the environment and other environmental protection issues. Sonic must obtain and comply with a number of permits and meet several environmental regulatory obligations in connection with PCB remediation operations. Under these laws and regulations, the Company could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. This includes liability in the event that employees are exposed to contaminated material. The Company maintains a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks. Nevertheless, even if the loss from an environmental incident were covered by insurance, such an incident would likely have a negative impact on the financial condition of the Company. Furthermore, the costs of complying with environmental laws and regulations in the future may harm the Company's business, particularly if there are future changes in environmental laws and regulations that result in stricter standards and enforcement, larger fines and liability or increased capital expenditures and operating costs.

Regulatory Risk

Sonic has obtained regulatory approval of its Sonoprocess for treatment of PCB contaminated waste in British Columbia; however, this does not guarantee that regulatory approval will be received in other parts of Canada, or anywhere else. The Terra-Kleen PCB extraction process has been approved for use in Ontario and is recognized in U.S. Environmental Protection Agency regulations as not requiring further approval as a treatment process. The Company expects that this will also be the case in other regulatory jurisdictions that differentiate between treatment and extraction of a contaminant. In most places, regulatory approval is required before the Company will be able to use its treatment technologies commercially. If regulatory approval is not obtained, Sonic will not be able to use its PCB Sonoprocess to complete soil remediation contracts outside of British Columbia.

Management Risk

Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the ability of the Terra-Kleen process to address limitations imposed on the PCB Sonoprocess operations by the build up of fine organic material, the timing for completion of the Juker Project, planned hiring of new executives, the timing and scope of future soil remediation contracts and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.